

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 1, 2008

By U.S. mail and facsimile

Mr. José Luciano Duarte Penido
Chief Executive Officer
Votorantim Pulp & Paper, Inc.
Alameda Santos, 1357, 6th floor
São Paulo, SP, Brazil 01419-908

   Re: **Votorantim Pulp & Paper, Inc.**
      Form 20-F for Fiscal Year Ended December 31, 2007
      Filed on January 31, 2008
      Response Letter Dated September 4, 2008
      File No. 1-15018

Dear Mr. Penido:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief
        Accountant
        Office of Beverages, Apparel
        and Health Care Services

cc: Mr. Richard S. Aldrich, Jr.
Via fax no. 011-55-11-3702-2224